EXHIBIT 11

                COMPUTATION OF NET INCOME PER COMMON SHARE
                   INCSTAR CORPORATION AND SUBSIDIARIES

                                Quarter Ended              Six Months Ended
                           June 28,      June 30,      June 28,       June 30,
                             1996          1995          1996           1995
PRIMARY EARNINGS PER
COMMON SHARE:
 Average shares           16,500,257     16,363,059    16,456,973     16,362,772
   outstanding
Dilutive stock options
 and warrants - based        224,172         84,389       221,924         50,916
 on the treasury stock
 method
                          16,724,429     16,447,448    16,678,897     16,413,688

Net income               $ 1,119,000   $    827,000 $   2,278,000  $   1,626,000

Net income per share     $      0.07   $       0.05 $        0.14  $        0.10
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